For immediate release - January 28, 2003

TSX: CL, NYSE: CLU

Canada Life Sets the Record Straight

Retail Shareholders Not Tendering to Manulife Offer

Toronto, Ontario - Canada Life Financial Corporation (Canada Life™) today responded to a release from Manulife Financial. "We need to communicate with our shareholders to ensure that they have full and accurate information about Manulife's current offer", said David A. Nield, Chairman and Chief Executive Officer.

Manulife's circular set out the terms of the offer where shareholders can choose $40 cash or 1.055 Manulife shares for each of their Canada Life shares. The cash option is capped at 40% of the total value of the offer and the share option at 60%. It is highly likely that every shareholder who tenders their shares will not actually receive their choice, but rather a combination of cash and shares.

At Manulife's closing price on January 27, 2003, and assuming full proration, the bid is currently worth $37.56 per share, not $40. Canada Life's shares closed at $38.65, higher than the value of the bid, and have done so since December 9, when the offer was first announced.

The offer is open until at least February 28, 2003 and as Manulife's circular stated, the transaction would likely not close until the second quarter. Payment will not be made to shareholders prior to close.

Canada Life's Board, through its Special Committee and advisors is working in the best interests of the shareholders by actively considering alternatives to the Manulife offer in order to maximize shareholder value. "The offer is open until at least February 28, 2003 and we want to be able to communicate the best alternative to our shareholders, which may not necessarily be the fastest solution," continued Nield. "As we emphasized in our Directors' Circular on January 13, 2003, there is no need for shareholders to respond to the offer at this time. The Board intends to communicate further with our shareholders prior to the expiry of the offer."

In the meantime, it appears that retail shareholders have heard and understood the message from the Company's Board of Directors regarding Manulife's unsolicited offer to acquire all of Canada Life's outstanding common shares.

Canada Life's information agent, Georgeson Shareholder Communications has contacted approximately 8,866 of Canada Life's retail shareholders. Of these, less than 2% indicated they have tendered or intend to tender their shares to the offer. A full 65% said they do not intend to tender, and the remaining 33% are undecided. Although this sample can not be considered representative of the entire shareholder base, the Board's recommendation appears to be resonating with shareholders.

"On January 13, our Board of Directors mailed its circular to shareholders, outlining reasons behind its recommendation that shareholders reject Manulife's offer. At that time, the Board also reminded shareholders that there was no need to respond immediately, as the offer will be open until at least February 28, 2003," said Nield. "With 98% of the shareholders who were contacted rejecting or not responding to the offer, clearly many of our shareholders heard and understood these two important messages."

In addition to the outbound calling campaign, Canada Life has put in place a number of initiatives aimed at ensuring that shareholders have access to relevant information, including an inbound call centre for shareholders with questions, and extensive information on the Company's website.

All available information is posted on the "Latest Shareholder News" section of Canada Life's website at www.canadalife.com. Shareholders with questions can contact the company's information agent, Georgeson Shareholder, at 1-866-802-5796 (Canada & USA - English), 1-866-860-4550 (Canada & USA - French), 1-800-300-062 (Republic of Ireland), 0-800-018-3047 (United Kingdom) and 416-642-7084 (Other countries call collect).

Canada Life's year end financial results, including Embedded Value will be released on February 5, 2003.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

For further information contact:

Media Inquiries: Ardyth Percy-Robb Corporate Communications Vice-President (416) 597-1440, ext 6104 ardyth_percy-robb@canadalife.com	Investor Relations Brian Lynch Vice-President, Investor Relations (416) 597-1440, ext 6693 brian_lynch@canadalife.com